Live Pacha, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Live Pacha, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 21, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	113,339	310,861
Accounts Receivable	11,880	19,524
Prepaid Expenses	22,335	257
Food Inventory	36,546	63,433
Total Current Assets	184,100	394,075
Non-current Assets		
Fixed Assets: Machinery and Equipment	32,893	16,562
Security Deposits	16,500	16,500
Total Non-Current Assets	49,393	33,062
TOTAL ASSETS	**233,492**	**427,138**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	106,148	8,033
Deferred Revenue	28,339	
Total Current Liabilities	134,488	8,033
TOTAL LIABILITIES	**134,488**	**8,033**
EQUITY		
Contributions	1,335,242	847,296
Accumulated Deficit	(1,236,237)	(428,191)
Total Equity	99,005	419,105
TOTAL LIABILITIES AND EQUITY	233,492	427,138

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	352,647	74,017
Cost of Revenue	663,816	216,875
Gross Profit	(311,169)	(142,858)
Operating Expenses		
Advertising and Marketing	158,660	8,939
General and Administrative	138,454	61,452
CEO Salary	78,000	-
Commission Fees and Sales Expenses	126,081	106,071
Depreciation	1,517	1,220
Total Operating Expenses	502,712	177,682
Operating Income (loss)	(813,881)	(320,541)
Other Income		
Interest Income	-	21
Other	5,835	126
Total Other Income	5,835	148
Net Income (Loss)	(808,047)	(320,393)

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	169,500	-	(107,798)	61,702
Member Contributions	677,796	-	-	677,796
Net Loss	-	-	(320,393)	(320,393)
Ending Balance 12/31/2021	847,296	-	(428,191)	419,105
Member Contributions	487,791	-	-	487,791
Net Loss	-	-	(808,046)	(808,046)
Ending Balance 12/31/2022	1,335,087	-	(1,236,237)	98,850

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(808,047)	(320,393)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,517	1,220
Accounts Payable and Accrued Expenses	98,116	8,273
Inventory	26,887	(53,158)
Accounts Receivable	7,645	(19,044)
Prepaids	(22,078)	2,540
Deferred Revenue	28,339	-
Other		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	140,426	(60,170)
Net Cash provided by (used in) Operating Activities	(667,621)	(380,563)
INVESTING ACTIVITIES		
Equipment	(17,847)	-
Security Deposits	-	(14,500)
Net Cash provided by (used by) Investing Activities	(17,847)	(14,500)
FINANCING ACTIVITIES		
Contributions	487,946	677,796
Net Cash provided by (used in) Financing Activities	487,946	677,796
Cash at the beginning of period	310,861	28,127
Net Cash increase (decrease) for period	(197,522)	282,733
Cash at end of period	113,338	310,861

Live Pacha, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Live Pacha, LLC ("the Company") was formed in California on June 4th, 2020. The Company plans to earn revenue manufacturing and selling bread to grocery stores and direct to consumers throughout the United States. The company's headquarters is in Vista, CA.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital and capital for equipment purchases.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling packaged bread products to grocery stores and direct to consumers. When selling Direct to Consumer payment is made prior to shipping the product. When selling to Wholesale the customer pays Net 15. When selling Distribution, the customer pays Net 30 with 2% Net 10 meaning that they are given a 2% discount for paying within 10 days.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	15 Years	36,346	3,454	-	32,893
Grand Total	**-**	**36,346**	**3,454**	**-**	**32,893**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2022 the Company has not entered any debt agreements.

NOTE 6 – EQUITY

The Company has authorized 2,000,000 of common A Units. 719,026 Units were issued and outstanding as of December 31, 2022.

Voting: Common unitholders are entitled to one vote per unit.

The Company has authorized 1,000,000 of preferred A Units. None were issued and outstanding as of 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Liquidation preference: Preferred unitholders shall receive a preferred 1x return prior to any return paid to common unitholders in the case of a sale of the company or liquidation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 21, 2023, the date these financial statements were available to be issued.

Following the year ending December 31, 2022, the Company issued 15,835 common membership units in exchange for $95,010.

Following the year ending December 31, 2022, the Company authorized 1,000,000 of preferred A Units. None were issued and outstanding as of March 14, 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.